                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                             TEXFI INDUSTRIES, INC.
               -------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $1.00 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   882895 10 5
                               -----------------
                                 (CUSIP Number)

                                DAVID K. GRIFFEN
                                    1ST FLOOR
                                   KINGS COURT
                                   BAY STREET
                                P. O. BOX N-3944
                                 NASSAU, BAHAMAS

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  MAY 20, 1999
              ----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 8 Pages

                                  SCHEDULE 13D
                                                 -------------------------------
CUSIP NO. 882895 10 5                                     PAGE 2 OF 8 PAGES
                                                 -------------------------------

--------- ----------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
                   WHITECROSS LIMITED

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   None

--------- ----------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)   [ ]
                                                                     (B)   [X]

--------- ----------------------------------------------------------------------
       3  SEC USE ONLY


--------- ----------------------------------------------------------------------
       4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
                   OO

--------- ----------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(D) OR 2(E)                                                [ ]

--------- ----------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
                      Bahamas
------------------------- ------- ----------------------------------------------
                          7       SOLE VOTING POWER
                                  -0-
       NUMBER OF          ------- ----------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                 3,938,971
        OWNED BY          ------- ----------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                  -0-
         PERSON           ------- ----------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                   3,938,971

--------- ----------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,938,971
--------- ----------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [ ]

--------- ----------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                39.16%*
--------- ----------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 CO
--------- ----------------------------------------------------------------------

 *Based on 10,059,098 shares of Common Stock outstanding because (i) 8,859,098 shares of Common Stock were outstanding as of May 20, 1999 and (ii) if Whitecross exercises its option to purchase an additional 1,200,000 shares, such shares will be added to the outstanding shares of Common Stock.



                               Page 2 of 8 Pages

                                  SCHEDULE 13D
                                                 -------------------------------
CUSIP NO. 882895 10 5                                     PAGE 2 OF 8 PAGES
                                                 -------------------------------

--------- ----------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
                   Chandra Sekar

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   None

--------- ----------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)   [ ]
                                                                     (B)   [X]

--------- ----------------------------------------------------------------------
       3  SEC USE ONLY


--------- ----------------------------------------------------------------------
       4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
                   OO

--------- ----------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(D) OR 2(E)                                                [ ]

--------- ----------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
                      Indonesia
--------- ----------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                  -0-
       NUMBER OF          ------- ----------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                 3,938,971
        OWNED BY          ------- ----------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                  -0-
         PERSON           ------- ----------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                   3,938,971
--------- ----------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,938,971
--------- ----------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [ ]

--------- ----------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                39.16%*
--------- ----------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 IN
--------- ----------------------------------------------------------------------

 *Based on 10,059,098 shares of Common Stock outstanding because (i) 8,859,098 shares of Common Stock were outstanding as of May 20, 1999 and (ii) if Whitecross exercises its option to purchase an additional 1,200,000 shares, such shares will be added to the outstanding shares of Common Stock.


                               Page 3 of 8 Pages

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock ("Common Stock"), par value $.01 per share, of Texfi Industries, Inc. ("Texfi"), a Delaware corporation. The principal executive offices of Texfi are located at 1430 Broadway - 13th Floor, New York, New York 10018.

ITEM 2.  IDENTITY AND BACKGROUND

         The person filing this statement is Whitecross Limited ("Whitecross"), a Bahamian corporation. Whitecross is ultimately owned by Mr. Chandra Sekar (the "Investor"), an Indonesian citizen.

         Whitecross is an investment holding company. Whitecross holds no other investments or engages in any other activities at this time.

         The principal executive offices of Whitecross are located 1st Floor, King's Court, Bay Street, P.O. Box N-3944, Nassau, Bahamas. The address of the Investor's principal residence is 53A Oakleigh Park North, Whetstone, London N20NAT. The occupation of the Investor is to act as an investor on his own behalf and Chairman of Euro Trade and Foraiting Company Limited, a London-based Company with principal executive offices at 9 King Street, 3rd Floor, London EC2V8EA.

         The name, business address, present principal occupation and citizenship of each executive officer and director of Whitecross are attached on Exhibit A hereto.

         During the past five years, neither Whitecross, the Investor nor, to the best of Whitecross' knowledge, any of Whitecross' directors or executive officers, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On May 20, 1999 Whitecross was assigned 1,268,300 million shares of Common Stock by Vantage Enterprises (the "Assignment") for $1,902,450 million in cash.

         Pursuant to a Stock Purchase Agreement (the "Agreement") dated May 20, 1999 between the Whitecross, Chadburne Corporation, Mentamore Holdings Corporation and Messrs. Kramer and Remley, a copy of which is attached to this
Schedule 13D as Exhibit B agreed to purchase an aggregate of 2,670,671 shares of Common Stock of Whitecross (the "Purchased Shares"). The aggregate purchase price payable by Whitecross for the Purchased Shares was $3,431,123 in cash.




                               Page 4 of 8 Pages
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ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the Assignment and Acquisition was to acquire the Common Stock for investment purposes. Whitecross and the Investor intend to hold this acquisition for investment purposes.

         Except as described in this Item 4 and elsewhere in this Schedule 13D, neither Whitecross, the Investor, nor any of the executive officers or directors of Whitecross has formulated any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of Texfi, or the disposition of securities of Texfi; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Texfi;
(iii) a sale or transfer of a material amount of the assets of Texfi; (iv) any material change in the present capitalization or dividend policy of Texfi; (v) any other material change in Texfi's business or corporate structure; (vi) changes in Texfi's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Texfi by any person; (vii) causing a class of securities of Texfi to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(viii) causing a class of equity securities of Texfi to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


         (a) Whitecross beneficially owns 3,938,971 shares of Common Stock, which represents 39.16% of the Common Stock (based on the representation by Texfi that 8,859,098 shares of Common Stock were outstanding as of May 20, 1999). None of the persons named in Exhibit B hereto beneficially own any shares of Common Stock. The Investor beneficially owns 2,670,671 shares of Common Stock because he ultimately owns all outstanding shares of Whitecross.

         (b) Whitecross has the power to vote, direct, dispose of and to direct the disposition of the Shares. The Investor ultimately controls Whitecross.

         (c)      None.

         (d)      None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         With the exception of the Assignment and Agreement referred to in Item 3 of this Schedule 13D, upon its effectiveness, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 of this Schedule 13D or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements,




                               Page 5 of 8 Pages
puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A         Name, business address, present principal occupation
                           and citizenship of each executive officer and director of Whitecross Limited.

         Exhibit B         Stock Purchase Agreement dated May 21, 1999 between
                           Whitecross Limited, Chadburne Corporation, Mentamore
                           Holdings Corporation, and Messrs. Kramer and Remeley





















                               Page 6 of 8 Pages
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                                    SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  June 1, 1999.                       WHITECROSS LIMITED


                                            By:    /s/ S. Cubbon
                                                 ------------------------------
                                            Name:  Susan Cubbon for Premier
                                                   Management Limited
                                                  -----------------------------
                                            Title: Director
                                                  -----------------------------


                                            CHANDRA SEKAR


                                            By:     /s/ Chandra Sekar
                                                  -----------------------------

                                            Name:   Chandra Sekar



















                               Page 7 of 8 Pages
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                                  EXHIBIT INDEX



Exhibit

A Name, business address, present principal occupation and citizenship of each executive officer and director of Whitecross Limited.

B Stock Purchase Agreement dated May 20, 1999 between Whitecross Limited, Chadburne Corporation, Mentamore Holdings Corporation, and Messrs. Kramer and Remeley























                               Page 8 of 8 Pages